Exhibit 99.1

China Customer Relations Centers, Inc. Enters into Definitive Merger Agreement for Going Private Transaction

TAI’AN, China, March 12, 2021 /PRNewswire/ — China Customer Relations Centers, Inc. (Nasdaq: CCRC) (the “Company”), a leading e-commerce and financial services business process outsourcing (“BPO”) service provider in China, today announced that it has entered into a definitive Agreement and Plan of Merger (the “Merger Agreement”) with Taiying Group Ltd. (“Parent”) and Taiying International Inc. (“Merger Sub”), a wholly-owned subsidiary of Parent.

Pursuant to the Merger Agreement, Parent will acquire the Company for a cash consideration equal to US$6.50 per share of the Company (each, a “Share”). This amount represents a premium of 37.7% over the Company’s closing price of US$4.72 per Share on November 27, 2020, the last trading day prior to November 30, 2020, the date that the Company announced it had received a “going-private” proposal, and a premium of 37.8% to the volume-weighted average closing price of the Company’s Shares during the 60 trading days prior to November 30, 2020. This amount also represents an increase of approximately 21.0% over the US$5.37 per Share initially offered by the buyer group in their initial “going-private” proposal on November 27, 2020.

Immediately following the consummation of the merger, Parent will be beneficially owned by a group of rollover shareholders, including Mr. Zhili Wang, the chief executive officer and chairman of the Board and director of the Company, Mr. Debao Wang, the chief financial officer of the Company, Mr. Guoan Xu, director and Vice President of the Company, Mr. Qingmao Zhang, Mr. Long Lin, Mr. Jishan Sun and certain other shareholders of the Company (collectively, the “Buyer Group”).

As of the date of the Merger Agreement, the Buyer Group beneficially owns, in the aggregate, approximately 71.1 % of the outstanding Shares of the Company.

Subject to the terms and conditions of the Merger Agreement, at the effective time of the merger, Merger Sub will merge with and into the Company, with the Company continuing as the surviving company and a wholly-owned subsidiary of Parent, and each of the Shares (issued and outstanding immediately prior to the effective time of the merger will be cancelled and cease to exist in exchange for the right to receive US$6.50 per Share, in cash, without interest and net of any applicable withholding taxes, except for (a) Shares beneficially owned by the Buyer Group, (b) Shares owned by Parent, Merger Sub, the Company (as treasury, if any) or any of their respective subsidiaries immediately prior to the effective time, (c) Shares reserved (but not yet allocated) by the Company for settlement upon exercise or vesting of any option to purchase the Shares granted under the Company’s 2018 Share Incentive Plan on or prior to the date of closing whether or not such option has become vested on or prior to the date of closing in accordance with the Company’s 2018 Share Incentive Plan immediately prior to the effective time, and (d) Shares owned by shareholders who have validly exercised and have not effectively withdrawn or lost their dissenter rights under the BVI Business Companies Act which will be cancelled and each holder thereof will be entitled to receive only the payment of the fair value of such Shares in accordance with the BVI Business Companies Act.

The Company’s board of directors, acting upon the unanimous recommendation of the special committee formed by the board of directors (the “Special Committee”), approved the Merger Agreement, and resolved to recommend that the Company’s shareholders vote to authorize and approve the Merger Agreement and the merger. The Special Committee, which is composed solely of independent directors of the Company who are unaffiliated with Parent, Merger Sub or any member of the Buyer Group or management of the Company, exclusively negotiated the terms of the Merger Agreement with the Buyer Group with the assistance of its independent financial and legal advisors.

The merger which is currently expected to close in the second quarter of 2021, is subject to various closing conditions, including a condition that the Merger Agreement be authorized and approved by a resolution approved by the affirmative vote of a majority of the votes of the Shares entitled to vote thereon in respect of which the shareholders holding the Shares were present at the extraordinary general meeting of the shareholders or an adjournment thereof in person or by proxy and being Shares in respect of which the votes were voted in accordance with the BVI Business Companies Act and the memorandum and articles of the Company. Pursuant to a rollover and support agreement entered among the Buyer Group and Parent, the Buyer Group has agreed to vote all the Shares beneficially owned by it in favor of the authorization and approval of the Merger Agreement and the merger. If completed, the merger will result in the Company becoming a privately-owned company wholly owned directly by Parent, its Shares will no longer be listed on The Nasdaq Capital Market.

Parent has entered into a debt commitment letter pursuant to which China Merchants Bank Co., Ltd. has agreed to provide a secured term facility for the merger, subject to certain conditions.

The Company will prepare and file with the U.S. Securities and Exchange Commission (the “SEC”) a Schedule 13E-3 transaction statement, which will include a proxy statement of the Company. The Schedule 13E-3 will include a description of the Merger Agreement and contain other important information about the merger, the Company and the other participants in the merger.

Houlihan Lokey (China) Limited is serving as financial advisor to the Special Committee; Hogan Lovells is serving as U.S. legal counsel to the Special Committee.

Commerce & Finance Law Offices is serving as legal counsel to the Buyer Group

Additional Information about the Merger

In connection with the proposed merger, the Company will prepare and mail a proxy statement that will include a copy of the Merger Agreement to its shareholders. In addition, certain participants in the proposed merger will prepare and mail to the Company’s shareholders a Schedule 13E-3 transaction statement that will include the Company’s proxy statement. These documents will be filed with or furnished to the SEC. INVESTORS AND SHAREHOLDERS ARE URGED TO READ CAREFULLY AND IN THEIR ENTIRETY THESE MATERIALS AND OTHER MATERIALS FILED WITH OR FURNISHED TO THE SEC WHEN THEY BECOME AVAILABLE, AS THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE COMPANY, THE PROPOSED MERGER AND RELATED MATTERS. In addition to receiving the proxy statement and Schedule 13E-3 transaction statement by mail, shareholders also will be able to obtain these documents, as well as other filings containing information about the Company, the proposed merger and related matters, without charge, from the SEC’s website (http://www.sec.gov) or at the SEC’s public reference room at 100 F Street, NE, Room 1580, Washington, D.C. 20549. In addition, these documents can be obtained, without charge, by contacting the Company at the following address and/or phone number:

1366 Zhongtianmen Dajie,

Xinghuo Science and Technology Park, High-tech Zone,

Taian City,

Shandong Province, 271000,

People’s Republic of China

+86-538-691-8899

The Company and certain of its directors, executive officers and other members of management and employees may, under SEC rules, be deemed to be “participants” in the solicitation of proxies from its shareholders with respect to the proposed merger. Information regarding the persons or entities who may be considered “participants” in the solicitation of proxies will be set forth in the proxy statement and Schedule 13E-3 transaction statement relating to the proposed merger when it is filed with the SEC. Additional information regarding the interests of such potential participants will be included in the proxy statement and Schedule 13E-3 transaction statement and the other relevant documents filed with the SEC when they become available.

This announcement is neither a solicitation of proxy, an offer to purchase nor a solicitation of an offer to sell any securities and it is not a substitute for any proxy statement or other materials that may be filed or furnished with the SEC should the proposed merger proceed.

About China Customer Relations Centers, Inc.

The Company is a leading e-commerce and financial services BPO service provider in China focusing on the complex, voice-based and online-based segments of customer care services, including:

●       customer relationship management;

●       technical support;

●       sales;

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●       customer retention;

●       marketing surveys; and

●       research.

The Company’s service is currently delivered in Provinces of Shandong, Jiangsu, Liaoning, Guangdong, Yunnan, Hubei, Sichuan, Hebei, Anhui, Xinjiang, Guangxi, Jiangxi, Heilongjiang, and Chongqing. More information about the Company can be found at: www.ccrc.com.

Safe Harbor Statements

Certain statements contained in this announcement may be viewed as “forward-looking statements” within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended, and Section 21E of the U.S. Securities Exchange Act of 1934, as amended. Such forward-looking statements involve known and unknown risks, uncertainties and other factors, which may cause the actual performance, financial condition or results of operations of the Company to be materially different from any future performance, financial condition or results of operations implied by such forward-looking statements. The accuracy of these statements may be impacted by a number of business risks and uncertainties that could cause actual results to differ materially from those projected or anticipated. The Company undertakes no ongoing obligation, other than that imposed by law, to update these statements.

For further information, please contact

Sherry Zheng

Weitian Group LLC

Email: shunyu.zheng@weitian-ir.com

Phone: +1-718-213-7386

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